EXHIBIT 99.1

NewsRelease

Don Marchand to retire as Chief Financial Officer (CFO)
Joel Hunter appointed CFO effective August 1, 2021

CALGARY, Alberta, May 17, 2021 -- TC Energy Corporation (TSX, NYSE:TRP) (TC Energy or the Company) today announced that Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer (CFO), will retire from the Company on November 1, 2021, stepping down as CFO July 31, 2021. Joel Hunter, currently Senior Vice-President, Capital Markets, will succeed Mr. Marchand as Executive Vice-President and CFO. Mr. Marchand will assist Mr. Hunter with the transition from August through to November.

“As a longstanding member of our senior management team, Don has had a significant impact on our Company's strategic direction, growth and financial strength. He is an experienced and highly principled leader I deeply respect and have enjoyed the opportunity to have worked alongside him over many years. Don leaves behind a tremendous legacy and we thank him for that,” said François Poirier, President and Chief Executive Officer.

Over his distinguished 27 year career, Mr. Marchand led many of TC Energy’s financial functions including treasury, finance, accounting, taxation, risk management and investor relations, as well as strategy and corporate development.

Mr. Hunter has been with TC Energy for 24 years and has been a member of the Executive Leadership Team since January 1, 2021, in preparation for this transition. During his time with the organization, Mr. Hunter has held progressively more senior roles, overseeing finance, treasury, investor relations, corporate planning and evaluations, and trading and financial risk. Over his career, Mr. Hunter has contributed greatly to the Company's success in raising capital, executing on key initiatives, and navigating major market events and industry shifts.

“I have had the opportunity to work with Joel over the past seven years and am confident he is the right person to lead our next era of financial management and growth. He consistently demonstrates our values, is a strong leader and communicator, with deep credentials and an innovative mindset. I am confident he will maintain a disciplined approach to our financial strength, risk management and capital allocation as we continue to execute on our vision to be North America’s premier energy infrastructure company, now and in the future,” said Poirier.

Bevin Wirzba, Executive Vice-President and President Liquids Pipelines will assume executive leadership for TC Energy’s Strategy and Corporate Development activities, in addition to his current role, effective June 1, 2021.

About TC Energy

We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.
FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522